April 12, 2007

Christian T. Sandoe, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of the Effective Date of Registration Statement Fidelity Commonwealth Trust II (SEC File Nos. 333-139428/811-21990)

Dear Mr. Sandoe:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Fidelity Commonwealth Trust II (the "Registrant") and Fidelity Distributors Corporation ("FDC"), the distributor of shares of beneficial interest of the Registrant, hereby jointly and respectfully request that the effective date of the Registrant's Registration Statement that was most recently amended by Pre-Effective Amendment No. 2, filed with the Securities and Exchange Commission on April 12, 2007, be accelerated to the earliest practicable time on April 13, 2007. The Registrant and FDC are aware of their obligations under the Act.

Should you have any questions, please feel free to contact the undersigned at 617.563.7000, or if you prefer, Julien Bourgeois of Dechert LLP at 202.261.3351 or Anthony Zacharski of Dechert LLP at 860.524.3937.

Sincerely,

Fidelity Commonwealth Trust II

By:	/s/ Mark Osterheld
	Name:	Mark Osterheld
	Title:	President and Treasurer

Fidelity Distributors Corporation

By:	/s/ J. Gregory Wass
	Name:	J. Gregory Wass
	Title:	Assistant Treasurer

This request for acceleration may be executed in counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same request for acceleration.

cc:	Joseph R. Fleming, Esq.